June 1, 2021	Abigail P. Hemnes abigail.hemnes@klgates.com

T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 17, 2021, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 237 under the Securities Act of 1933, as amended, and Amendment No. 239 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 2, 2021, accession no. 0001133228-21-001884 (the “Amendment”). The Amendment relates to the Absolute Return Opportunities Fund (formerly, the Diversified Strategies Fund), a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comments

1.	Comment — The SEC staff notes that the Fund recently changed its name and that there are certain bracketed or omitted items in the Amendment. Please update the Fund’s series and class identifiers for the Fund’s new name, include the new share class ticker symbols, and finalize and complete any omitted information in the Fund’s final filing.

Response — The Trust confirms it will make the requested changes and will finalize and include any omitted information in the final filing.

K&L Gates LLP

State Street Financial Center   One Lincoln Street   Boston   MA 02111

T +1 617 261 3100  F +1 617 261 3175  klgates.com

2.	Comment — Please note that comments we give on disclosure in one section or one prospectus apply to other sections and prospectuses included in the filing that contain the same or similar disclosure.

Response — The Trust so notes.

3.	Comment — Please include the exchange ticker symbol for each class of shares of the Fund on the front covers of the prospectus and the Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class is offered to the general public.

Prospectus Comments

4.	Comment — Under “Fund Summary — Fees and expenses,” please add disclosure per Item 3 of Form N-1A that investors may pay other fees, such as brokerage commissions or other fees to financial intermediaries that are not reflected in the fee table or expense example.

Response — The Trust has updated its disclosure in response to this comment.

5.	Comment — Under “Fund Summary — Fees and expenses,” if the Trust intends to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust notes that certain brokers may use Class I shares as “clean shares” for purposes of the relief provided in Capital Group. Supplementally, the Trust confirms that the conditions described in that letter have been satisfied.

6.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, with respect to “Other Expenses,” please delete the first footnote or explain supplementally how there is an expense component unique to a given share class.

Response — The Trust believes that including estimated “other expenses” provides useful information for shareholders. The Trust believes the footnote appropriately and adequately informs shareholders that the stated “other expenses,” including expected transfer agency expenses, are estimated for the first year of operations of the Fund’s Class C, Class R6 and Class NAV shares, and that no additional explanation is required. The Trust notes that transfer agency expenses for each class of shares may differ due to differences in the expected investor base, as well as potential asset level changes. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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7.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

Response — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Under “Fund Summary — Principal investment strategies,” given the variety of securities of Underlying funds that the Fund can invest in, please disclose the approximate percentage of the Fund’s assets to be invested in particular strategies or types of investments, for example, foreign or domestic equity securities.

Response — The Trust respectfully notes that the Fund’s principal investment strategies’ disclosure intentionally identifies a “wide spectrum” of potential investments and discloses that the Fund may “invest in a wide range of asset classes.” As a result, the percentage of the Fund’s assets may vary significantly from time to time depending on the subadvisor’s evaluation of capital markets, which is also described in “Fund Summary — Principal investment strategies.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — The Fund states in the first paragraph under “Fund summary — Principal investment strategies” that it “may invest in emerging as well as developed markets.” Please disclose the method the Fund uses to determine whether an investment is in an emerging markets country or company.

Response — With respect to the methodology used to determine whether a country is an emerging market, the Fund does not formally distinguish between foreign and emerging market securities and respectfully declines to make any changes in response to this comment.

10.	Comment — The Fund states in the first paragraph under “Fund summary — Principal investment strategies” that it “may allocate assets based on various asset classes, [and] sectors.” Please disclose the particular sectors in which the Fund intends to focus and provide corresponding risk disclosure.

Response — The Fund does not intend to invest in any particular sector on an ongoing basis. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — Under “Fund summary — Principal investment strategies,” the disclosure states that the Fund will invest in “bank loans.” Please include a corresponding risk for bank loans under “Fund summary — Principal risks.”

Response — The Trust respectfully submits that its disclosure included under “Fund summary — Principal risks – Fixed-income securities risk”, “Fund summary — Principal risks – Illiquid and restricted securities risk” and “Fund summary — Principal risks – Credit and counterparty risk”

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adequately and appropriately set forth the key risks of the Fund’s potential investments in bank loans. The Trust respectfully notes that the “Fund summary — Principal investment strategies” section describes bank loans as “fixed-income securities” and notes that certain loans “may be illiquid.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — Under “Fund summary — Principal investment strategies,” the disclosure notes “foreign currency” exposure. Please include a corresponding risk for such exposure under “Fund summary — Principal risks.”

Response — The Trust respectfully notes that its disclosure included under “Fund summary — Principal risks – Hedging, derivatives, and other strategic transactions risk” discloses relevant risks related to foreign currency exposure. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Under “Fund summary — Principal investment strategies,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

14.	Comment — The Fund states in the second paragraph under “Fund summary — Principal investment strategies” that it may “invest in restricted or illiquid securities.” Please clarify whether restricted securities are treated as illiquid securities for purposes of the Fund’s policy not to invest more than 15% of net assets in illiquid securities. If not, please supplementally explain why the Fund would not consider restricted securities as illiquid securities for purposes of the 15% limit.

Response — The Trust notes, as described in the SAI, that it has implemented a written liquidity risk management program and related procedures to manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the 1940 Act (“Rule 22e-4”). The Trust confirms that to the extent a restricted security cannot be sold or disposed of in seven calendar days or less without the sale or disposition significantly changing the market value of the investment, such restricted security would be treated as illiquid for purposes of the Fund’s 15% limit as required by Rule 22e-4. However, the Trust notes that under “Fund details – Principal Risks of Investing – Illiquid and restricted securities risk”, the Fund states that “[c]ertain restricted securities that are eligible for resale to qualified institutional purchasers may not be regarded as illiquid.” Therefore, consistent with the Fund’s Prospectus disclosure, restricted securities may be, but are not always, considered illiquid for purposes of the Fund’s 15% limit under Rule 22e-4.

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15.	Comment — Under “Fund Summary — Principal investment strategies,” the Fund notes that due to its use of derivatives, “significant portion of the fund’s assets will be invested directly or indirectly in cash and cash equivalents and money market instruments.” Please disclose the approximate percentage or range of the Fund’s assets to be invested in such instruments.

Response — The Trust respectfully notes that the percentage of the Fund’s assets invested in both derivatives and cash, cash equivalents and money market funds may vary from time to time depending on the subadvisor’s evaluation of particular markets. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Fund Summary — Principal investment strategies,” the Fund notes that it “may invest in unaffiliated investment companies, including ETFs.” Please specify what other types of investment companies the Fund is referring to.

Response — The Trust respectfully submits that the noted disclosure accurately and adequately describes the Fund’s strategy with respect to the use of other investment companies, which specifically calls out ETFs and retains flexibility for the Fund to utilize other investment companies when the subadvisor determines such is an appropriate investment. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — In the fourth paragraph under “Fund summary — Principal investment strategies,” the Fund states that it may invest in other investment companies that “focus their investments on… tactical investment strategies.” Please explain in plain English what the term “tactical investment strategies” means in this context.

Response — In response to the Staff’s comment the Trust has revised the disclosure under the heading “Fund summary - Principal investment strategies” to clarify that tactical investing refers to shorter-term investment strategies.

18.	Comment — In the fourth paragraph under “Fund summary — Principal investment strategies,” the Fund states that it may “enter into short sales.” Please confirm that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Response — The Fund confirms that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

19.	Comment — Under “Fund summary — Principal risks,” please consider whether the expected discontinuation of LIBOR would be a principal risk for the Fund. If you believe it is not, please supplementally explain this position. If you believe the expected discontinuation of LIBOR is a principal risk of the Fund, please tailor any such principal risk to describe the impact of the Fund’s investments, including how the transfer to a replacement rate could impact the liquidity of the Fund’s investments.

Response — The Fund confirms the discontinuation of LIBOR is not a principal risk for the Fund because the Fund does not currently have a material exposure to securities that are tied to LIBOR.

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20.	Comment — Under “Fund summary — Principal risks,” the Staff notes the “Fund of funds risk.” Please supplementally explain how the Fund intends to comply with investments in other underlying funds in excess of the limits of Section 12(d)(1) of the 1940 Act.

Response — To the extent that the Fund invests in underlying funds, the Fund confirms that such invests will comply with Section 12(d)(1), the rules thereunder, industry no-action letters and/or exemptive relief, as may be applicable.

21.	Comment — Under “Fund summary — Principal risks,” please confirm that the disclosure included under “Inflation-protected securities risk” is meant to correspond with the discussion of TIPS in the “Fund summary — Principal investment strategies” section.

Response — The Trust so confirms.

22.	Comment — Under “Fund summary — Past performance — A note on performance,” please reconcile the description of the Fund’s new investment strategy with the disclosure included under “Fund summary — Principal investment strategies.”

Response — The Trust has updated its disclosure under “Fund summary — Past performance — A note on performance” to conform to the language included in the section under “Fund summary — Principal investment strategies” as follows:

Effective June 1, 2021, the fund changed its principal investment strategy to seek an absolute return by ~~primarily~~ investing ~~directly in equity and fixed-income securities, as well as derivative instruments~~in a wide spectrum of U.S. and foreign equity and fixed-income securities, as well as derivative instruments.

23.	Comment — Under “Fund summary — Past performance,” the Staff notes that certain information is omitted and reflected as empty brackets. Please fill in missing information and remove brackets around information provided in the Prospectus and the SAI.

Response — The Trust has made the requested change.

24.	Comment — In the average annual total returns table under “Fund summary — Past performance,” the Staff notes that information regarding returns before taxes, after taxes on distributions, and after taxes on distributions and sales of fund shares are not included. Please provide.

Response — The Trust has made the requested change and has provided such information for the Fund’s Class C Shares.

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25.	Comment — Under “Fund summary — Past performance,” please explain supplementally how the ICE BofA 0-3 month US Treasury Index (the “Index”) is an appropriate broad-based securities market index given the Fund’s prior and revised principal investment strategies, in particular with respect to investing in a wide variety of U.S. and foreign equity and fixed income securities as well as derivative instruments.

Response —The Trust believes that the Index meets the criteria for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b) of Form N-1A and that the Index more appropriately corresponds with the practical aspects of implementing the Fund’s strategy than the Fund’s prior benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index. The Trust also respectfully notes that the Index is currently used as a benchmark index for several different investment products with investment objectives similar to the Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

26.	Comment — Under “Fund details — Principal risks of investing,” we note that there does not appear to be a corresponding risk tile for the disclosure included under “Fund summary — Principal risks — Inflation-protected securities risk.” Please confirm and update as appropriate.

Response — The Trust has updated its disclosure in response to this comment.

27.	Comment — The Staff notes Appendix 1. Please provide appropriate disclosure of such an Appendix in the narrative section above the Fund’s fee table including a cross reference to the Appendix.

Response — The Trust has updated its disclosure in response to this comment.

28.	Comment — In Appendix 1, under the heading “Ameriprise Financial Services, Inc.,” please provide the effective date of such applicable sales charge waivers for consistency with the other intermediary fee waiver disclosures.

Response — The Trust has made the requested change.

29.	Comment — Please confirm that the Prospectus comments provided above will be incorporated into all prospectuses within the filing, as applicable.

Response — The Trust so confirms.

SAI Comments

30.	Comment — Under “Investment Restrictions — Fundamental Investment Restrictions,” the Staff notes several explanatory paragraphs regarding the application of the Fund’s fundamental investment policies. Please add a similar explanatory paragraph regarding the Fund’s diversification policy as appears in other similar filings for the Trust.

Response — Upon further review, the Trust notes that the disclosure has been clarified to conform to the Fund’s policies.

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31.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response — The Trust respectfully incorporates the response provided to the Staff by the Trust in its February 26, 2019 letter responding to this comment.

32.	Comment — The Staff notes the section “Deferred Sales Charge on Class C Shares — Waiver of Contingent Deferred Sales Charge.” Please provide appropriate disclosure of such potential waivers in the narrative section above the Fund’s fee table including a cross reference to the section of the SAI noted above.

Response — The Trust has updated its disclosure in response to this comment.

Part C Comments

33.	Comment — Please confirm that all applicable exhibits have been filed with respect to the Fund.

Response — The Trust confirms that all applicable exhibits either have been filed or will be filed with the next amendment to the Trust’s registration statement.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Harsha Pulluru, Assistant Secretary of the Trust
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